Hilton Group plc

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION YESTERDAY PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 22 DECEMBER 2005 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 112,982,307 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 7.04% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS	7,924,030
BANK OF NEW YORK BRUSSELS	1,170,000
BANK OF NEW YORK EUROPE LDN	4,478,900
BANK OF NEW YORK EUROPE LDN	335,700
BANK OF NEW YORK	347,400
BANKERS TRUST LONDON	713,900
BROWN BROTHERS HARRIMAN AND COMPANY	881,000
BROWN BROTHERS HARRIMAN AND COMPANY	4,883,570
BROWN BROTHERS HARRIMAN LTD LUX	745,084
CHASE MANHATTAN BANK AG FRNKFRT S	139,348
CHASE MANHATTAN LONDON	17,200

CITIBANK LONDON	298,700
CLYDESDALE BANK PLC	383,100
DEXIA PRIVATBANK	16,000
JP MORGAN CHASE BANK	10,998,400
JP MORGAN CHASE BANK	75,200
JP MORGAN CHASE BANK	278,400
JP MORGAN, BOURNEMOUTH	3,418,177
JP MORGAN, BOURNEMOUTH	277,800
JP MORGAN, BOURNEMOUTH	50,459,487
JP MORGAN, BOURNEMOUTH	995,420
JP MORGAN, BOURNEMOUTH	1,511,431
MASTER TRUST BANK OF JAPAN	76,300
MELLON BANK N.A.	61,700
MELLON BANK	3,729,253
MIDLAND SECURITIES SERVICES	331,300
NORTHERN TRUST CO	299,100
NORTHERN TRUST LONDON	11,409,586
NORTHERN TRUST LONDON	189,900
NORTHERN TRUST LONDON	184,700
STATE STR BK & TR CO LNDN (S	3,648,542
STATE STR BK & TR CO LNDN (S	212,652

STATE STREET BANK & TR CO	892,127
STATE STREET BANK & TR CO	1,297,200
STATE STREET BANK & TR CO	279,100
STATE STREET HONG KONG	22,600
TOTAL	112,982,307